Exhibit 99.6

EXECUTION COPY

LOAN AGREEMENT

dated as of

December 4, 2008

among

TEVA PHARMACEUTICALS USA, INC.,

as Borrower,

THE LENDERS FROM TIME TO TIME PARTY HERETO,

as Lenders,

and

BANK HAPOALIM B.M.,

as Administrative Agent

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-ii-

SCHEDULES:

Schedule 2.01	—	Commitments
Schedule 6.01	—	Liens
Schedule 6.02	—	Fundamental Changes
Schedule 6.06	—	Indebtedness

EXHIBITS:

Exhibit A	—	Form of Note
Exhibit B-1	—	Form of Opinion of Counsel to the Borrower and Parent
Exhibit B-2	—	Form of Opinion of Local Israeli Counsel to the Parent
Exhibit C	—	Form of Parent Guaranty
Exhibit D	—	Form of Borrowing Notice
Exhibit E	—	Form of Prepayment Notice
Exhibit F	—	Form of Assignment and Acceptance

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LOAN AGREEMENT dated as of December 4, 2008, among TEVA PHARMACEUTICALS USA, INC., as Borrower, the LENDERS party hereto, and BANK HAPOALIM B.M., as Administrative Agent.

RECITALS

Barr Pharmaceuticals, Inc., a Delaware corporation (“Barr”), Teva Pharmaceutical Industries Limited, an Israeli corporation (the “Parent”), and Boron Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Borrower (“Merger Sub”), are parties to the Agreement and Plan of Merger, dated as of July 17, 2008 (the “Merger Agreement”) and the Parent and Barr are parties to an Alternative Transaction Letter, dated as of October 13, 2008 (the “Letter Agreement”), pursuant to which the parties have agreed to a business combination transaction in which (a) Barr will merge with and into Merger Sub, with Barr continuing as the surviving entity (“New Barr”), and (b) New Barr will subsequently merge with and into Boron Acquisition LLC, a Delaware Limited Liability Company the sole member of which is the Borrower, with Boron Acquisition LLC continuing as the surviving entity (the “Surviving Entity”).

The Parent has requested that the Administrative Agent and the Lenders enter into this Loan Agreement and that the Lenders make a single term loan to the Borrower in the aggregate principal amount of up to $1,000,000,000, the proceeds of which will initially be invested by the Borrower and ultimately be contributed by Borrower to Merger Sub to consummate the transactions contemplated by the Merger Agreement and the Letter Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

Definitions

Section 1.01 Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

“Account” means the account maintained with the Administrative Agent, at Bank Hapoalim B.M. in New York, Account No. 01056696-01.

“Administrative Agent” means Bank Hapoalim B.M., an Israeli banking corporation acting through its New York branch, in its capacity as administrative agent for the Lenders hereunder.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Applicable Margin” means, with respect to any Loan, 1.00% per annum.

“Applicable Percentage” means, with respect to any Lender, the percentage of the total Commitments represented by such Lender’s Commitment. If the Commitments have terminated or expired, the Applicable Percentages shall be determined based upon the Commitments most recently in effect, giving effect to any assignments.

“Assignment and Acceptance” means an assignment and acceptance entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.04), and accepted by the Administrative Agent, in the form of Exhibit F or any other form approved by the Administrative Agent.

“Availability Period” means the period from and including the Effective Date to but excluding the earlier of the Commitment Termination Date and the date of termination of the Commitments.

“Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Borrower” means TEVA Pharmaceuticals USA, Inc.

“Borrowing” means Loans made or continued on the same date.

“Borrowing Date” means the date upon which the Lenders make the Loans to the Borrower pursuant to Article II; provided that in no event shall the Borrowing Date occur before the Effective Date or after the Commitment Termination Date.

“Borrowing Notice” means a request by the Borrower for a Borrowing in accordance with Section 2.03, substantially in the form of Exhibit D hereto.

“Breakage Amount” has the meaning specified therefor in Section 2.11.

“Breakage Event” has the meaning specified therefor in Section 2.11.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City, London or Tel Aviv are authorized or required by law to remain closed.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

“Change in Control” means:

(a) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except that a person or group shall be deemed to have “beneficial ownership” of all securities that such person or group has the right to acquire (such right, an “option right”), whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 35% or more of the equity securities of the Parent entitled to vote for members of the board of directors or equivalent governing body of the Parent on a fully-diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right); or

(b) the Parent shall fail to beneficially own and control, directly or indirectly, 100% of the issued and outstanding shares of each class of Equity of each of the Borrower and the Surviving Entity.

“Change in Law” means (a) the adoption of any Requirement of Law after the date of this Agreement, (b) any change in any Requirement of Law or in the interpretation or application thereof by any Governmental Authority after the date of this Agreement or (c) compliance by any Lender (or, for purposes of Section 2.10, by any lending office of such Lender or by such Lender’s holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the date of this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended from time to time and, unless the context otherwise requires, the rules and regulations promulgated thereunder from time to time.

“Commitment” means, with respect to each Lender, the commitment of such Lender to make Loans hereunder, expressed as an amount representing the maximum aggregate principal amount of such Lender’s Loans when all Loans are fully drawn, as such commitment may be reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.04. The initial amount of each Lender’s Commitment is set forth on Schedule 2.01, or in the Assignment and Acceptance pursuant to which such Lender shall have assumed its Commitment, as applicable. The initial aggregate amount of the Lenders’ Commitments is $1,000,000,000.

“Commitment Termination Date” means March 31, 2009, or such later date as may be agreed in writing between Parent and the Administrative Agent.

“Consolidated Liabilities” means all Indebtedness and other liabilities that, as of the date of determination thereof and in accordance with GAAP, should be classified as liabilities on a consolidated balance sheet of a Person and its Subsidiaries.

“Consolidated Total Assets” means all assets that, as of the date of determination thereof and in accordance with GAAP, should be classified as assets on a consolidated balance sheet of a Person and its Subsidiaries after eliminating all amounts properly attributable to minority interests.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Default” means any event or condition which constitutes an Event of Default or which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

“Depository” means The Bank of New York, or another U.S. bank or trust company selected by the Borrower and reasonably acceptable to the Administrative Agent, which acts as a depository pursuant to the Merger Agreement.

“Disbursement Notice” has the meaning specified therefor in Section 2.04.

“Dollar Equivalent” means, with respect to any monetary amount in a currency other than dollars, at any time for the determination thereof, the amount of dollars obtained by converting such foreign currency involved in such computation into dollars at the spot rate for the purchase of dollars with the applicable foreign currency as quoted by the Administrative Agent at approximately 11:00 a.m. (New York time) on the date of determination thereof specified herein or if the date of determination thereof is not otherwise specified herein, on the date two Business Days prior to such determination.

“dollars” or “$” refers to lawful money of the United States of America.

“Effective Date” means the date on which the conditions specified in Section 4.01 are satisfied (or waived in accordance with Section 9.02).

“Employee Benefit Plan” means, with respect to any Person, any employee benefit plan within the meaning of Section 3(3) of ERISA which such Person, any of its Subsidiaries, or any of their ERISA Affiliates maintains, sponsors, participates in or to which any such Person, any of its Subsidiaries, or any of their ERISA Affiliates has or could reasonably be expected to have any actual or contingent liability.

“Environmental Event” means, with respect to any Person, (i) the generation, storage, disposal, removal, transportation or treatment of Hazardous Materials on any real property owned, occupied or operated by such Person or any of its Subsidiaries, which through soil or ground water migration could have come to be located at or on such property owned, occupied or operated by such Person or any of its Subsidiaries or on the real property adjoining or in the vicinity of such real property (any or all of such other property being “other affected property”); provided that the storage, disposal, use or removal of Hazardous Materials in accordance with applicable Environmental Laws and safety procedures in the normal course of operation of the business of such Person or any of its Subsidiaries shall not be deemed to constitute an Environmental Event, or (ii) the receipt by such Person or any of its Subsidiaries of any written notice or written claim of any violation of any Environmental Law or of any action based upon nuisance, negligence or other tort theory alleging liability on the basis of improper generation, storage, disposal, removal, transportation or treatment of Hazardous Materials on any property owned, occupied or operated by such Person or any of its Subsidiaries on any other affected property that has resulted in contamination or deterioration of any portion of such property in a level of contamination greater than the levels permitted or established by any Governmental Authority having jurisdiction over such Person or any of its Subsidiaries or any of such property or other affected property.

“Environmental Laws” means all laws, rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions or binding agreements issued, promulgated or entered into by any Governmental Authority, relating to the environment, preservation or reclamation of natural resources, the management, release or threatened release of any Hazardous Material or to health and safety matters.

“Environmental Liability” means, with respect to any Person, any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of such Person or any of its Subsidiaries directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract or agreement pursuant to which liability is assumed or imposed on such Person or any of its Subsidiaries with respect to any of the foregoing.

“Equity” means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, and (ii) with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” means, with respect to any Person, any trade or business (whether or not incorporated) that, together with such Person, is treated as a single employer under Section 414(b) or (c) of the Code, Section 4001(b) of ERISA and, solely with respect to matters relating to Sections 412 and 430 of the Code, Sections 302 and 303 of ERISA or Section 4007 of ERISA, Section 414(m) or (o) of the Code.

“ERISA Event” means, with respect to any Person, (a) any “reportable event”, as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Pension Plan (other than an event for which the 30-day notice period is waived); (b) any failure to satisfy the minimum funding standard (within the meaning of Sections 412 and 430 of the Code or Section 302 of ERISA) applicable to any Pension Plan; (c) the filing pursuant to Section 412(d) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Pension Plan; (d) the incurrence by such Person, any of its Subsidiaries or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Pension Plan; (e) the receipt by such Person, any of its Subsidiaries or any of its ERISA Affiliates from the PBGC or a plan administrator of any notice relating to an intention to terminate any Pension Plan or to appoint a trustee to administer any Pension Plan; (f) the incurrence by such Person, any of its Subsidiaries or any of its ERISA Affiliates of any liability with respect to any Withdrawal Liability from any Pension Plan or Multiemployer Plan; (g) the receipt by such Person, any of its Subsidiaries or any of its ERISA Affiliates of any notice, or the receipt by any Multiemployer Plan from such Person, any of its Subsidiaries or any of its ERISA Affiliates of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA; or (h) the existence of an event or condition which results in the termination of a Multiemployer Plan under Section 4041A of ERISA or the institution by the PBGC of proceedings to terminate a Multiemployer Plan under Section 4042 of ERISA.

“Event of Default” has the meaning assigned to such term in Article VII.

“Excluded Taxes” means, with respect to the Administrative Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, (a) income or franchise taxes imposed on (or measured by) its net income by the United States of America, or by the jurisdiction under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, (b) any branch profits taxes imposed by the United States of America or any similar tax imposed by any other jurisdiction in which the Borrower is located and (c) in the case of a Foreign Lender (other than an assignee pursuant to a request by the Borrower under Section 2.14(b)), any withholding tax that is imposed on amounts payable to such Foreign Lender at the time such Foreign Lender becomes a party to this Agreement (or designates a new lending office) or is attributable to such Foreign Lender’s failure to comply with Section 2.12(e), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from the Borrower with respect to such withholding tax pursuant to Section 2.12(a) (provided that such Foreign Lender has complied with Section 2.12(e)).

“Federal Funds Effective Rate” means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day for such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

“Final Maturity Date” has the meaning specified therefor in Section 2.03.

“Financial Officer” means the chief financial officer, principal accounting officer, treasurer or controller of any Person.

“Foreign Lender” means any Lender that is organized under the laws of a jurisdiction other than that in which the Borrower is located. For purposes of this definition, the

United States of America, each State thereof, the District of Columbia and Puerto Rico shall be deemed to constitute a single jurisdiction.

“GAAP” means generally accepted accounting principles in the United States of America.

“Governing Documents” means, with respect to any Person, the certificate or articles of incorporation and by-laws, the certificate of formation and partnership (or other operating) agreement, or other organizational documents of such Person.

“Governmental Authority” means the government of the United States of America, Israel, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Government Securities” means (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, (i) shall have a maturity date no greater than three months from the date of issue, (ii) are not callable or redeemable at the option of the issuer thereof, and (iii) shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation; provided, that the term Guarantee shall not include endorsements for collection or deposit in the ordinary course of business.

“Guaranty” means the Guaranty, substantially in the form of Exhibit C hereto, made by the Parent in favor of the Administrative Agent and the Lenders, with respect to the obligations of the Borrower hereunder, as the same may be amended, supplemented or otherwise modified from time to time with the consent of the Administrative Agent and the Required Lenders.

“Hapoalim Affiliated Group” means the Administrative Agent and Hapoalim Securities USA, Inc.

“Hazardous Materials” means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants regulated pursuant to applicable Environmental Laws, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

“Hedging Agreement” means any interest rate, foreign currency, commodity or equity swap, collar, cap, floor or forward rate agreement, or other agreement or arrangement designed to protect against fluctuations in interest rates or currency, commodity or equity values (including, without limitation, any option with respect to any of the foregoing and any combination of the foregoing agreements or arrangements), and any confirmation executed in connection with any such agreement or arrangement, all as amended or otherwise modified from time to time.

“Highest Lawful Rate” means, with respect to the Administrative Agent or any Lender, the maximum non-usurious interest rate, if any, that at any time or from time to time may be contracted for, taken, reserved, charged or received on the Obligations under laws applicable to the Administrative Agent or such Lender which are currently in effect or, to the extent allowed by law, under such applicable laws which may hereafter be in effect and which allow a higher maximum non-usurious interest rate than applicable laws now allow.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (e) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (g) all Guarantees by such Person of Indebtedness of others, (h) all Capital Lease Obligations of such Person, (i) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty, and (j) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such

Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

“Indemnified Taxes” means Taxes other than Excluded Taxes and Other Taxes.

“Interest Election Request” means a request by the Borrower to continue a Borrowing.

“Interest Period” means, with respect to any Loan or Borrowing, the period commencing on the initial Borrowing Date, the Renewal Date or the Interest Period Commencement Date, as applicable, and ending (a) three months, two months, one month or two weeks thereafter, as may be specified by the Borrower in the Borrowing Notice, the Renewal Notice or the Interest Period Notice, or (b) three months thereafter, if no period is specified by the Borrower in the Borrowing Notice or the Renewal Notice.

“Interest Period Commencement Date” means the date upon which a new Interest Period begins, which shall be the first Business Day after the expiration of the prior Interest Period.

“Interest Period Notice” means a request by the Borrower to change the Interest Period once the current Interest Period has ended. The Borrower may request such change by delivering a written notice (which shall be confirmed by telephone) to the Administrative Agent to change the Interest Period not later than 9:00 a.m. (New York City time) three Business Days prior to the end of the current Interest Period. If the Borrower fails to provide such notice when required, then the Interest Period in effect for the new Interest Period will be the same as the Interest Period in effect for the current Interest Period.

“Interest Rate” means the LIBOR Spread plus the LIBOR Rate for the Interest Period in effect for such Loan plus the Applicable Margin for such Loan.

“Lenders” means the Persons listed on Schedule 2.01 and any other Person that shall have become a party hereto pursuant to an Assignment and Acceptance, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Acceptance.

“Letter Agreement” has the meaning given to it in the Recitals.

“Letter of Undertaking” means the Letter of Undertaking, dated the date hereof, between the Parent and the Administrative Agent.

“LIBOR Rate” means, for any Interest Period, (a) the rate per annum (expressed as a percentage per annum and rounded upwards, if necessary, to the next 1/16 of 1%) equal to the rate determined by the Administrative Agent to be the offered rate on a page or service (whether provided by Bridge Telerate, Reuters, Bloomberg or any other service) that displays a British Bankers Association Interest Settlement Rate for U.S. Dollar deposits in the London interbank market in the approximate amount of such Borrowing to be outstanding during such Interest Period and for a period equal to such Interest Period, determined as of approximately 11:00 a.m., London time, two (2) Business Days prior to the commencement of such Interest Period, or, if the Administrative Agent determines that for any reason such rate is not available,

(b) the rate determined (i) on the basis of the offered rates for dollar deposits approximately equal to the Borrowing and for a maturity comparable to such Interest Period, which are offered by four major banks selected by the Administrative Agent in the London interbank market at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period or (ii) by applying such other recognized source of London eurodollar deposit rates as the Administrative Agent may determine from time to time.

“LIBOR Spread” means the difference between the LIBOR Rate and the Wholesale Rate of Interest as of the Borrowing Date or the Renewal Date, as applicable.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

“Loan Documents” means this Agreement, the Notes, the Guaranty, the Letter of Undertaking and any other agreements, instruments and other documents executed by the Loan Parties or any of their Affiliates in favor of the Administrative Agent and the Lenders in connection with any of the Transactions.

“Loan Parties” means the Borrower and the Parent.

“Loans” means the loans made by the Lenders to the Borrower pursuant to this Agreement.

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, operations or financial condition, of the Parent and its Subsidiaries taken as a whole, or (b) the ability of any Loan Party to perform any of its obligations under any Loan Document to which it is a party or (c) the rights of or benefits available to the Administrative Agent or the Lenders under this Agreement or any of the other Loan Documents.

“Material Indebtedness” means Indebtedness (other than the Loans), or obligations in respect of one or more Hedging Agreements, of the Parent in an aggregate principal amount exceeding $50,000,000, or of any one or more of the Loan Parties (other than the Parent) and their Subsidiaries in an aggregate principal amount exceeding $50,000,000. For purposes of determining Material Indebtedness, the “principal amount” of the obligations of any Person in respect of any Hedging Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that such Person would be required to pay if such Hedging Agreement were terminated at such time.

“Material Subsidiary” means, at any time, each Subsidiary of the Parent other than any Subsidiary (i) the book value of the assets of which is less than $100,000,000 as of the last day of the most recently ended fiscal quarter of such Subsidiary, and (ii) the gross revenue of which is less than $100,000,000 for the four fiscal quarters most recently ended.

“Maturity Date” has the meaning specified therefor in Section 2.03.

“Merger” means the merger of Barr with and into Merger Sub, in accordance with the Merger Documents.

“Merger Documents” means the Merger Agreement, the Letter Agreement and all other agreements, instruments and other documents executed and delivered in connection with the Merger Agreement.

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA to which the Parent, any of its Subsidiaries or any of their ERISA Affiliates is making, or is accruing an obligation to make, or has accrued an obligation to make, any contributions within the six (6) calendar years preceding the date of borrowing hereunder.

“Note” means a promissory note of the Borrower, substantially in the form of Exhibit A hereto, made payable to the order of a Lender and dated the Borrowing Date.

“Obligations” means all present and future indebtedness, obligations, and liabilities of each Loan Party to the Administrative Agent and the Lenders under the Loan Documents, whether or not the right of payment in respect of such claim is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, disputed, undisputed, legal, equitable, secured, unsecured, and whether or not such claim is discharged, stayed or otherwise affected by any proceeding referred to in Section 7.01(i) or (j). Without limiting the generality of the foregoing, the Obligations of each Loan Party under the Loan Documents include (a) the obligation to pay principal, interest, charges, expenses, fees, attorneys’ fees and disbursements, indemnities and other amounts payable by such Person under the Loan Documents, and (b) the obligation of such Person to reimburse any amount in respect of any of the foregoing that the Administrative Agent (in its sole discretion) may elect to pay or advance on behalf of such Person.

“Other Taxes” means any and all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery, registration or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document (other than Excluded Taxes).

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

“Pension Plan” means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 or Section 430 of the Code or Sections 302 or 303 of ERISA, and in respect of which the Parent, any of its Subsidiaries or any of their ERISA Affiliates is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA that was maintained, contributed to or required to be contributed to by the Parent, any of its Subsidiaries or any of their ERISA Affiliates during the six (6) calendar years preceding the date of borrowing hereunder, or as to which the Parent, any of its Subsidiaries or any of their ERISA Affiliates has or could reasonably be expected to have any actual or contingent liability.

“Permitted Encumbrances” means:

(a) Liens imposed by law for taxes that are not yet due or are being contested in compliance with Section 5.04;

(b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and other like Liens imposed by law, arising in the ordinary course of business and securing obligations that are not overdue by more than 30 days or are being contested in compliance with Section 5.04;

(c) pledges and deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security laws or regulations or to obtain letters of credit to post for such purposes;

(d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business;

(e) judgment liens in respect of judgments that do not constitute an Event of Default under clause (l) of Article VII; and

(f) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of the Borrower or any Subsidiary;

provided that the term “Permitted Encumbrances” shall not include any Lien securing Indebtedness, except for letters of credit permitted pursuant to clause (c) above.

“Permitted Indebtedness” means:

(a) any Indebtedness owing to the Administrative Agent and any Lender under this Agreement and the other Loan Documents;

(b) any Indebtedness of any Loan Party incurred in connection with the Merger Agreement and the transactions contemplated thereby;

(c) Indebtedness of the Borrower to any of its Subsidiaries and of any Subsidiary of the Borrower to the Borrower or any other Subsidiary of the Borrower, or any Indebtedness of any Subsidiary of the Parent to any other Subsidiary of the Parent related to the Pliva Corporate Reorganization;

(d) purchase money Indebtedness incurred to finance the acquisition of fixed or capital assets in an aggregate principal amount not to exceed $75,000,000 at any one time outstanding;

(e) Indebtedness outstanding on the date hereof and disclosed in the Public Filings or identified in Schedule 6.06;

(f) Guarantees made in the ordinary course of business by the Borrower or any of its Subsidiaries with respect to obligations of the Borrower or any other Subsidiary of the Borrower;

(g) refinancings, refundings, renewals or extensions of Indebtedness referred to in any of clauses (a), (b) and (e) or in this clause (g) (without any increase in the principal amount thereof or any shortening of the final principal maturity thereof); and

(h) additional Indebtedness of the Borrower or any of its Subsidiaries in an aggregate principal amount not to exceed 10% of the net worth of the Parent and its Subsidiaries on a consolidated basis at any one time outstanding.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Pliva Corporate Reorganization” means that certain corporate reorganization pursuant to which the capital stock of one or more of Barr Laboratories Europe BV and its Subsidiaries shall be transferred to one or more Subsidiaries of the Parent in exchange for certain promissory notes, and will continue to be a direct or indirect wholly owned Subsidiary of the Parent.

“Potential Transferee” has the meaning set forth in Section 9.04.

“Prepayment Notice” means a notice by the Borrower to the Administrative Agent of its intention to prepay the Loans in accordance with Section 2.06, substantially in the form of Exhibit E hereto.

“Prime Rate” means the rate of interest as reflected in the books and records of Bank Hapoalim B.M. in New York, New York from time to time as its prime rate for U.S. Dollar denominated borrowings. The prime rate is determined from time to time by Bank Hapoalim B.M. as a means of pricing some loans to its borrowers and neither is tied to any external rate of interest or index nor necessarily reflects the lowest rate of interest actually charged by Bank Hapoalim B.M. to any particular class or category of customers. Each change in the Prime Rate shall be effective from and including the date such change is made to such books and records of Bank Hapoalim B.M. Promptly after the Borrower’s request, Bank Hapoalim B.M. will advise the Borrower of the then applicable Prime Rate.

“Public Filings” means annual reports filed with the SEC by the Parent or Barr for their fiscal year ended December 31, 2007 or any other reports or any registration statements filed with the SEC by Parent or Barr at any time after such year-end date and prior to the Effective Date (including exhibits thereto and all other information incorporated by reference therein).

“Register” has the meaning set forth in Section 9.04.

“Related Parties” means, with respect to any specified Person, such Person’s Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person’s Affiliates.

“Relevant Interest Period” has the meaning specified therefor in Section 2.11.

“Remaining Period” has the meaning specified therefor in Section 2.11.

“Renewal Date” means the date upon which the Lenders extend the Maturity Date of the Loan to the Borrower pursuant to Section 2.03; provided that in no event shall the Final Maturity Date occur later than 334 days after the Borrowing Date.

“Renewal Notice” has the meaning specified therefor in Section 2.03.

“Required Lenders” means, at any time, Lenders having at least 66% of the aggregate amount of the Commitments or, if the Commitments shall have been terminated, with Loans representing at least 66% of the aggregate principal amount of the unpaid Loans.

“Requirement of Law” means, as to any Person, the Governing Documents of such Person, and any law, treaty, rule or regulation or directive or determination of an arbitrator or a court or other Governmental Authority (including, without limitation, all antitrust laws, Environmental Laws, ERISA and all laws relating to drugs and pharmaceuticals, and all rules and regulations thereunder), in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Rights” has the meaning set forth in Section 9.04.

“Rollover Date” means the first day of each Interest Period, on which day the Interest Rate for the applicable Interest Period is being determined by the Administrative Agent.

“SEC” means the Securities and Exchange Commission.

“Securities Account” means the securities account maintained with Hapoalim Securities USA, Inc., Account No. 0C5-100387.

“Solvent” means, with respect to any Person and as at the date on which a determination of solvency is to be made, that the present fair saleable value of the assets of such Person is, on such date, greater than the total amount of liabilities (including, without limitation, contingent and unliquidated liabilities) of such Person as of such date, and that as of such date, such Person is able to pay all liabilities of such Person as such liabilities mature, and that, as of such date, such Person does not have unreasonably small capital with which to carry on its business. In computing the amount of contingent or unliquidated liabilities at any time, such liabilities shall be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Subsidiary” means, with respect to any Person (the “parent”) at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (b) that is, as of such date, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

“Surviving Entity” has the meaning given to it in the Recitals.

“Taxes” means any and all present or future taxes, assessments, fees, levies, imposts, duties, deductions, charges or withholdings imposed by any Governmental Authority.

“Transactions” means the execution, delivery and performance by the Borrower of this Agreement and the other Loan Documents to which it is a party, the borrowing of Loans and the use of the proceeds thereof.

“Transferee” has the meaning set forth in Section 9.04.

“U.S.A. Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. No. 107-56 (signed into law October 26, 2001)).

“Wholesale Rate of Interest” means, for any day, the rate determined from time to time by the Administrative Agent for the purpose of fixing the rate of interest charged on loans in foreign exchange bearing variable interest extended by the Administrative Agent to its customers in general, in similar conditions and for similar periods and which is neither tied exclusively to any external rate of interest or index, but may take into account the LIBOR Rate, nor necessarily reflects the lowest rate of interest actually charged by the Administrative Agent for customers in similar conditions and for similar periods.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

Section 1.02 Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement and (e) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights. To the extent that the determination of compliance with Section 5.02, 6.01, 6.02 or 7.01 requires the conversion to dollars of foreign currency amounts, such dollar amount shall be made on the Dollar Equivalent of the amount of such foreign currency at the time such item is to be calculated or is to be or was incurred, created or suffered or permitted to exist or assumed or transferred or sold for purposes of this Agreement (except if such item was incurred, created or assumed, or suffered or permitted to exist or transferred or sold prior to the date hereof, such conversion shall be made based on the Dollar Equivalent of the amounts of such foreign currency at the date hereof).

Section 1.03 Accounting Terms; GAAP. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP applicable to the Person in reference to which such term is used, as in effect from time to time; provided that, if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith, pursuant to an amendment approved as to form and substance by the Borrower and the Required Lenders (which approval shall not be unreasonably withheld).

ARTICLE II

The Loans

Section 2.01 Commitments. Subject to the terms and conditions set forth herein, each Lender agrees to make a single Loan to the Borrower during the Availability Period in the principal amount not to exceed such Lender’s Commitment. Each Lender’s Commitment shall be immediately and permanently reduced to zero at 5:00 p.m. (New York City time) on the Borrowing Date. Any principal of a Loan that is paid, repaid or prepaid may not be reborrowed.

Section 2.02 Loans and Borrowings. (a) Each Loan shall be made as part of a single Borrowing consisting of Loans made by the Lenders ratably in accordance with their respective Commitments. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender’s failure to make Loans as required.

(b) The Loans shall be in an integral multiple of $10,000,000.

(c) Notwithstanding any other provision of this Agreement, the Borrower shall not be entitled to request a Loan after the Commitment Termination Date.

Section 2.03 Making the Loans. The Borrower shall give the Administrative Agent the Borrowing Notice (which shall be confirmed by telephone) not later than 9:00 a.m. (New York City time) seven Business Days prior to the proposed Borrowing Date or such shorter period as the Borrower and the Administrative Agent may agree, and the Administrative Agent shall promptly deliver such Borrowing Notice to each Lender. Such Borrowing Notice shall be irrevocable and shall specify the principal amount of the proposed Borrowing, the use of the proceeds of such proposed Loan, the proposed Borrowing Date, which must be a Business Day and the Interest Period as of the Borrowing Date, and the Borrower shall be bound to make a borrowing in accordance therewith. The maturity date for the Loan (the “Maturity Date”) shall be three months from the Borrowing Date; provided, however, that the Maturity Date may be extended at the request of the Borrower every three months beginning on the Maturity Date of the initial term, by delivering a written request (which shall be confirmed by telephone) to the Administrative Agent to renew the Loan not later than 9:00 a.m. (New York City time) seven Business Days prior to the Maturity Date of the Loan (the “Renewal Notice”); provided, further, that in no event shall the Maturity Date be extended to a date later than 334 days following the Borrowing Date (such date, the “Final Maturity Date”). The Renewal Notice shall be irrevocable and shall specify the requested Interest Period as of the Renewal Date. The Administrative Agent may act without liability upon the basis of written or telecopied notice believed by the Administrative Agent in good faith to be from the Borrower (or from any officer thereof designated in writing purportedly from the Borrower to the Administrative Agent).

Section 2.04 Funding of Borrowing. (a) Each Lender shall make the Loan to be made by it hereunder on the Borrowing Date by wire transfer of immediately available funds by 12:00 noon, New York City time, to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders. The Administrative Agent will make such Loans available to the Borrower on the Borrowing Date by promptly crediting the amounts so received, in like funds, to the Account. The Borrower may invest the funds in the Account in Government Securities to be held in the Securities Account pursuant to Section 5.08.

(b) The Administrative Agent will permit the Borrower to withdraw the funds on deposit in the Account or transfer or liquidate the securities in the Securities Account only after receipt by the Administrative Agent of a certificate (the “Disbursement Notice”) by a senior officer of the Borrower prior to 10:00 a.m., New York City time, at least two Business Days prior to the proposed disbursement date, requesting the disbursement of all funds in the Account or funds invested in Government Securities and held in the Securities Account in accordance with wire instructions for the Depository set forth therein and certifying (i) that such funds are being transferred to the Depository pursuant to such wire instructions and will then be disbursed to pay the cash portion of the Merger Consideration (as defined in the Merger Agreement) in accordance with the Merger Agreement in order to effect the Merger, (ii) that no Default has occurred and is continuing or will result from the disbursement of the funds in the Account, and (iii) each of the provisions in Section 4.03(d) have been satisfied.

(c) Following the Borrower’s delivery of the Disbursement Notice, the Borrower agrees that the Administrative Agent may (in its sole discretion) either (A) transfer the funds on deposit in the Account to the Depository by no later than 10:00 a.m., New York City time, on the next succeeding Business Day after its receipt of the Disbursement Notice, or (B) either (i) liquidate the Securities Account and transfer the funds to the Depository not more than two Business Days after its receipt of the Disbursement Notice or (ii) transfer the Government Securities credited to the Securities Account to the Depository by no later than 10:00 a.m., New York City time, on the next succeeding Business Day after its receipt of the Disbursement Notice, or (C) transfer a combination of funds and Government Securities in accordance with clause (A) and (B).

Section 2.05 Repayment of Loans; Evidence of Debt. (a) The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of each Lender the then unpaid principal amount together with all interest accrued thereon of each Loan on the Maturity Date.

(b) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to such Lender resulting from the Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(c) The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.

(d) The entries made in the accounts maintained pursuant to paragraph (b) or (c) of this Section shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Loans in accordance with the terms of this Agreement.

(e) Each Loan made by a Lender pursuant to Section 2.01 shall be evidenced by a Note, duly executed by the Borrower, dated the Borrowing Date, and delivered to and made payable to the order of such Lender in a principal amount equal to its Commitment.

Section 2.06 Prepayment of Loans. (a) (i) The Borrower shall have the right at any time and from time to time to prepay the Loans in whole or in part, subject to prior notice in accordance with paragraph (b) of this Section; provided that each prepayment shall be in an amount that is in an integral multiple of $10,000,000 and not less than $50,000,000 or the then outstanding balance of the Loans, if less, and immediately after such prepayment the aggregate principal amount of the outstanding Loans shall not (except in the case of a prepayment in full) be less than $10,000,000.

(ii) Immediately upon the earliest to occur of (A) the Borrower’s determination that the Merger shall not occur, (B) the execution of written consent to the abandonment of the Merger by Barr and the Parent, (C) the giving of notice by either Barr or the Parent that the Merger shall be abandoned, or (D) March 31, 2009, if the Merger has not been consummated by such date, the Borrower shall prepay the outstanding principal amount of the Loans.

(b) The Borrower shall notify the Administrative Agent by telephone (confirmed by telecopy of a Prepayment Notice) of any prepayment hereunder, not later than 9:00 a.m. (Tel Aviv time), (i) in the case of a prepayment pursuant to Section 2.06(a)(ii), concurrently with such prepayment, and (ii) in all other cases, seven Business Days before the date of prepayment. Each such Prepayment Notice shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid. Promptly following receipt of any such notice relating to a Borrowing, the Administrative Agent shall advise the Lenders of the contents thereof. All prepayments shall be accompanied by any accrued interest to the extent required by Section 2.08 and any amount required by Section 2.11.

Section 2.07 [reserved]

Section 2.08 Interest. (a) Except as otherwise expressly provided in Section 2.08(b), each Loan shall bear interest on the principal amount thereof from time to time outstanding, from the date of such Loan until such principal amount becomes due, at a rate per annum equal to the LIBOR Spread plus the LIBOR Rate for the Interest Period in effect for such Loan plus the Applicable Margin for such Loan.

(b) Notwithstanding the foregoing, to the extent permitted by law, (i) upon the occurrence and during the continuance of an Event of Default, the principal of, and all accrued and unpaid interest on, all Loans, fees, indemnities or any other Obligations of the Loan Parties under this Agreement and the other Loan Documents shall bear interest, from the date such Event of Default occurred until the date such Event of Default is cured or waived in writing in accordance herewith, and (ii) if any interest on any Loan, fees, indemnities or any other Obligations of the Loan Parties under this Agreement and the other Loan Documents are not paid when due, such overdue amount shall bear interest from the date of such failure until paid in full, in each case, at a rate per annum equal at all times, after (to the extent permitted by applicable law) as well as before judgment, to the higher of (x) 2% plus the rate of interest otherwise in effect as provided in the preceding paragraphs of this Section and (y) 2% plus the Prime Rate.

(c) Accrued interest on each Loan shall be payable in arrears at the end of each Interest Period; provided that (i) interest accrued pursuant to paragraph (b) of this Section shall be payable on demand and (ii) in the event of any repayment or prepayment of any Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment.

(d) All interest hereunder shall be computed on the basis of a year of 360 days, and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable Wholesale Rate of Interest shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

Section 2.09 Unlawful Funding. If it shall be unlawful for any Lender to make, maintain or fund any Loan as contemplated by this Agreement, then such Lender shall forthwith give notice thereof to the Administrative Agent and the Borrower describing such illegality. Effective immediately upon the giving of such notice, the obligation of such Lender to make Loans shall be suspended for the duration of such illegality and, if and when such illegality ceases to exist, such suspension shall cease, and such Lender shall notify the Administrative Agent and the Borrower.

Section 2.10 Increased Costs. (a) If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit, premium, assessment or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender; or

(ii) impose on any Lender or the London interbank market any other condition affecting this Agreement or Loans made by such Lender;

and the result of any of the foregoing shall be to increase the cost (other than Indemnified Taxes, Excluded Taxes and Other Taxes) to such Lender of making or maintaining any Loan (or of maintaining its obligation to make any such Loan) or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or otherwise), then the Borrower will pay to such Lender such additional amount or amounts requested by such Lender as will compensate such Lender for such additional costs incurred or reduction suffered.

(b) If any Lender determines that any Change in Law regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement or the Loans made by such Lender, to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy), then upon notice from such Lender pursuant to Section 2.10(c) the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered.

(c) A certificate of a Lender setting forth in reasonable detail the calculation of the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within ten days after receipt thereof.

(d) Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s right to demand such compensation; provided that the Borrower shall not be required to compensate a Lender pursuant to this Section for any increased costs or reductions incurred more than 120 days prior to the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefor; provided further that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 120-day period referred to above shall be extended to include the period of retroactive effect thereof.

Section 2.11 Break Funding Payments. In the event of (a) the payment of any principal of any Loan other than on the last day of an Interest Period applicable thereto (including, without limitation, as a result of an Event of Default, any prepayment pursuant to Section 2.06), (b) the failure to borrow, continue or prepay any Loan on the date specified in any notice delivered pursuant hereto (including, without limitation, the failure to satisfy any conditions precedent specified in Section 4.01 and 4.02 on or prior to the date specified in the Borrowing Notice or the Borrower’s revocation of or attempt to revoke the Borrowing Notice) or (c) the assignment of any Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower pursuant to Section 2.14 (each of the events described in clause (a), (b) and (c) above, a “Breakage Event”), then, in any such event, the Borrower shall compensate each Lender, on demand, for the loss, cost and expense (the “Breakage Amount”) attributable to such event, unless the relevant prepayment is made on a Rollover Date. The Borrower acknowledges that determining the actual Breakage Amount may be difficult or impossible in any specific instance. Accordingly, the Borrower agrees that the Breakage Amount shall be deemed to include the amount determined as follows, if such amount is greater than zero:

P x N x (L – B) / 360,

where:

P =	the principal amount of the Loans (i) paid, (ii) not borrowed, continued, or prepaid, or (iii) assigned, in each case on a day other than on the last day of the applicable Interest Period (the “Relevant Interest Period”),

N =	the number of days from the date of the Breakage Event to the last day of the Relevant Interest Period (the “Remaining Period”),

L =	LIBOR Spread plus the LIBOR Rate as determined for the Relevant Interest Period, and

B =	the result (if greater than zero) of (i) the LIBOR Spread plus the LIBOR Rate as determined for the Remaining Period (including determination by linear interpolation if the LIBOR Spread plus the LIBOR Rate is not offered for deposits with a term equivalent to the Remaining Period), minus (ii) 12.5 basis points (1/8 of 1%).

Section 2.12 Taxes. (a) Any and all payments by or on account of any obligation of the Borrower hereunder shall be made free and clear of and without deduction for any Indemnified Taxes or Other Taxes; provided that if the Borrower shall be required to deduct any Indemnified Taxes or Other Taxes from any such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section) the Administrative Agent or Lender (as the case may be) receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Borrower shall make such deductions and (iii) the Borrower shall pay the full amount deducted to the relevant Governmental Authority in accordance with applicable law.

(b) In addition, the Borrower shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.

(c) The Borrower shall indemnify the Administrative Agent and each Lender within thirty days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes paid by the Administrative Agent or such Lender, as the case may be, on or with respect to any payment by or on account of any obligation of the Borrower hereunder (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender, or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(d) As soon as practicable, but in any event within 30 days after the date of any payment of Indemnified Taxes or Other Taxes by the Borrower to a Governmental Authority, the Borrower shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e) Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which the Borrower is located, or any treaty to which such jurisdiction is a party, with respect to payments under this Agreement shall deliver to the Borrower (with a copy to the Administrative Agent), before it signs and delivers this Agreement in the case of each Foreign Lender listed on the signature pages hereof and before it becomes a Lender in the case of each other Foreign Lender, and from time to time thereafter, before the date any such form expires or becomes obsolete or invalid, such properly completed and executed documentation prescribed by applicable law or reasonably requested by the Borrower (including, without limitation, a U.S. Internal Revenue Service Form W-8 ECI in duplicate) as will permit such payments to be made without withholding or at a reduced rate.

Section 2.13 Payments Generally; Pro Rata Treatment; Sharing of Set-offs. (a) The Borrower shall make each payment required to be made by it hereunder (whether of principal, interest or fees, or of amounts payable under Section 2.10, 2.11, 2.12 or 9.03 or otherwise) prior to 12:00 noon, New York City time, on the date when due, in immediately available funds and through the Fedwire system, without set-off or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. Any amounts received pursuant to a prepayment made in accordance with Section 2.06(a)(ii) shall be deemed to be received on the next succeeding Business Day for purposes of calculation of interest thereon. All such payments shall be made to the Administrative Agent at its offices at 1177 Avenue of the Americas, New York, New York 10036. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments hereunder shall be made in dollars.

(b) If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, interest and fees then due hereunder, such funds shall be applied (i) first, towards payment of any amounts payable under Section 2.10, 2.11 or 2.12, ratably among the parties entitled thereto in accordance with such amounts then due to such parties, (ii) second, towards payment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (iii) third, towards payment of principal then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal then due to such parties.

(c) If any Lender shall, by exercising any right of set-off or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Loans and accrued interest thereon than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Loans of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or participant, other than to the Borrower or any Subsidiary or Affiliate thereof (as to which the provisions of this paragraph shall apply). The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

(d) Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders, the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

(e) If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.13(d), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender’s obligations under such Sections until all such unsatisfied obligations are fully paid.

Section 2.14 Mitigation Obligations; Replacement of Lenders. (a) If any Lender requests compensation under Section 2.10, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.12, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.10 or 2.12, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) If any Lender requests compensation under Section 2.10, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.12, or if any Lender defaults in its obligation to fund Loans hereunder, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.04), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (i) the Borrower shall have received the prior written consent of the Administrative

Agent, which consent shall not unreasonably be withheld, (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts) and (iii) in the case of any such assignment resulting from a claim for compensation under Section 2.10 or payments required to be made pursuant to Section 2.12, such assignment will result in a reduction in such compensation or payments. A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

ARTICLE III

Representations and Warranties

The Borrower represents and warrants to the Lenders that as at the Borrowing Date:

Section 3.01 Organization; Powers. Each of the Borrower and its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is necessary.

Section 3.02 Authorization; Enforceability. The Transactions are within the Borrower’s corporate powers and have been duly authorized by all necessary corporate and, if required, stockholder action. Each Loan Document to which the Borrower is a party has been duly executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and to general principles of equity.

Section 3.03 Governmental Approvals; No Conflicts. The Transactions (a) do not require any consent, approval, authorization or order of, notice to, registration or declaration or filing with, or any other action by, any Governmental Authority or any other Person, except such as have been obtained or made and are in full force and effect and except that the Merger is limited to the consents, approvals, authorizations, orders, notices, registrations, declarations and filings and actions specified in Section 2.04, (b) will not violate any Governing Document, any Requirement of Law, or any order, rule, judgment, agreement, instrument or directive of any Governmental Authority applicable to the Borrower or any of its Subsidiaries, (c) will not violate or result in a default under any indenture, agreement or other instrument binding upon the Borrower or any of its Subsidiaries or any of their assets, or give rise to a right thereunder to require any payment to be made by such Person, except to the extent the foregoing, either individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect or give rise to an Event of Default, and (d) will not result in the creation or imposition of any Lien on any material asset of the Borrower or any of its Subsidiaries.

Section 3.04 Financial Condition; No Material Adverse Change. (a) The Borrower has heretofore furnished to the Lenders copies of the consolidated balance sheet and statements of income, stockholders equity and cash flows of Barr and the Parent (i) as of and for the fiscal year ended December 31, 2007, reported on by such Person’s independent public accountants, and (ii) as of and for the fiscal quarter ended September 30, 2008. The financial statements of the Parent referred to above have been certified by a Financial Officer of the Parent and present fairly and accurately, in all material respects, the financial position, results of operations and cash flows of the Parent and its consolidated Subsidiaries as of such dates and for such periods in accordance with GAAP, subject to normal year-end audit adjustments and the absence of footnotes in the case of the statements referred to in clause (ii) above. To the Borrower’s best knowledge, the financial statements of Barr present fairly and accurately in all material respects, the financial position, results of operations and cash flows of Barr and its consolidated Subsidiaries as of such dates and for such periods in accordance with GAAP, subject to normal year-end audit adjustments and the absence of footnotes in the case of the statements referred to in clause (ii) above.

(b) Since September 30, 2008, there has been no change, development or event that has had or could reasonably be expected to have a Material Adverse Effect on the business, assets, operations or financial condition of the Parent and its Subsidiaries taken as a whole or the ability of the Parent or the Borrower to perform any of its obligations under any Loan Document to which it is a party.

(c) Since September 30, 2008, to the Borrower’s best knowledge, there has been no change, development or event that has had or could reasonably be expected to have a material adverse effect on the business, assets, operations or condition, financial or otherwise, of Barr and its Subsidiaries taken as a whole.

Section 3.05 Properties. (a) Each of the Borrower and its Subsidiaries has good title to, or valid leasehold interests in, all of its real and personal property material to its business, except for defects in title that do not interfere with its ability to conduct its business as currently conducted or to utilize such properties for their intended purposes and except, in each case, where failure to have such title or interest, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

(b) Each of the Borrower and its Subsidiaries owns, or is licensed to use, all trademarks, tradenames, copyrights, patents and other intellectual property material to its business, and the use thereof by such Person does not infringe upon the rights of any other Person, except for any such infringements that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

Section 3.06 Litigation and Environmental Matters. (a) There are no actions, suits, claims or proceedings by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Borrower, threatened against or affecting any Loan Party or any of their Subsidiaries (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect or (ii) that involve the Loan Documents or the Transactions.

(b) Except with respect to any matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, neither the Borrower nor any of its Subsidiaries (i) has failed to comply with any applicable Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) has received written notice of any Environmental Liability with respect to the Borrower or any of its Subsidiaries or (iii) has knowledge of any Environmental Event with respect to the Borrower or any of its Subsidiaries or any basis for the imposition on such Person of any Environmental Liability.

(c) (i) Except with respect to any matters disclosed in the quarterly reports constituting Public Filings that were filed by the Parent for the quarter ending September 30, 2008, there has been no change in any action, suit, proceeding or environmental matter disclosed therein that, individually or in the aggregate, has resulted in, or could reasonably be expected to result in, a Material Adverse Effect, and (ii) except with respect to any matters disclosed in the quarterly reports constituting Public Filings that were filed by Barr for the quarter ending September 30, 2008, to the Borrower’s best knowledge, there has been no change in any action, suit, proceeding or environmental matter disclosed therein that, individually or in the aggregate, has resulted in, or could reasonably be expected to result in, a material adverse effect on the business, assets, operations or condition, financial or otherwise, of Barr and its Subsidiaries taken as a whole.

Section 3.07 Compliance with Laws and Agreements. Each of the Borrower and its Subsidiaries is in compliance with all laws, regulations, orders, writs, injunctions and decrees of any Governmental Authority applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property, except, in each case, where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

Section 3.08 Investment and Holding Company Status. The Borrower is not required to be registered as an “investment company”, as such term is defined in the Investment Company Act of 1940, as amended.

Section 3.09 Taxes. Each of the Borrower and its Subsidiaries has timely filed or caused to be filed all Tax returns and reports required to have been filed and has paid or caused to be paid all Taxes required to have been paid by it, except (a) Taxes that are being contested in good faith by appropriate proceedings and for which such Person has set aside on its books adequate reserves or (b) to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect. The Borrower has no knowledge of any tax audits threatened or presently conducted in respect of the Borrower or any of its Subsidiaries that individually or in the aggregate could reasonably be expected to have a Material Adverse Effect.

Section 3.10 ERISA. Each Employee Benefit Plan of the Borrower, its Subsidiaries and their ERISA Affiliates has been in compliance with all applicable provisions of ERISA and the regulations and published interpretations thereunder, except to the extent such failure to comply, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. Each Employee Benefit Plan of the Borrower, its Subsidiaries and their ERISA Affiliates (excluding any Multiemployer Plan) that is intended to be qualified under Section 401(a) of the

Code has been determined by the Internal Revenue Service to be so qualified, and each trust related to such plan has been determined to be exempt under Section 501(a) of the Code. No liability has been incurred by the Borrower, any of its Subsidiaries or any of their ERISA Affiliates which remains unsatisfied with respect to any Employee Benefit Plan of the Borrower, its Subsidiaries or any of their ERISA Affiliates except for any liability that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. No ERISA Event with respect to the Borrower, any of its Subsidiaries or any of their ERISA Affiliates has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events with respect to the Borrower, any of its Subsidiaries or any of their ERISA Affiliates for which liability could reasonably be expected to occur, could reasonably be expected to result in a Material Adverse Effect. Neither the Borrower nor any of its ERISA Affiliates has engaged in a nonexempt prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code, except to the extent such nonexempt prohibited transaction, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. The Borrower is not an Employee Benefit Plan subject to Title I of ERISA or a “governmental plan” within the meaning of Section 3(32) of ERISA, and the Borrower is not subject to any state statute regulating investments of, or fiduciary obligations with respect to, governmental plans. None of the assets of the Borrower constitutes “plan assets” of one or more Employee Benefit Plans within the meaning of 29 C.F.R. § 2510.3-101, as amended by Section 3(42) of ERISA.

Section 3.11 Disclosure. The Borrower has disclosed to the Lenders all agreements, instruments and corporate or other restrictions to which it is subject, and all other matters known to it, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. No report, financial statement, certificate or other information furnished by or on behalf of any Loan Party to the Administrative Agent or any Lender in connection with this Agreement or any Loan Document delivered hereunder or thereunder contains any untrue statement of a material fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Section 3.12 Other Obligations. Neither the Borrower nor any of its Subsidiaries is in default in the performance, observance or fulfillment of any obligation, covenant or condition in any agreement, document or instrument to which it is a party or by which it is bound, except to the extent that such default, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

Section 3.13 Permits, Etc. Except to the extent that any of the following, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, (i) each of the Borrower and its Subsidiaries has all permits, consents, licenses, authorizations, approvals, entitlements and accreditations required for it lawfully to own, lease, manage or operate, or to acquire each business owned on the date hereof, leased, managed or operated, or to be acquired, by it, and (ii) no condition exists or event has occurred which, in itself or with the giving of notice or lapse of time or both, would result in the suspension, revocation, impairment, forfeiture or non-renewal of any such permit, consent, license, authorization, approval, entitlement or accreditation, and, to the knowledge of the Borrower, there is no claim that any such permit, consent, license, authorization, approval, entitlement or accreditation is not in full force and effect.

Section 3.14 Solvency. The Borrower is Solvent and will be Solvent after giving effect to the Transactions.

Section 3.15 Nature of Business. The Borrower and its Subsidiaries are, and after the consummation of the Merger the Borrower and its Subsidiaries including Barr will be, principally engaged in the business of manufacturing, marketing, sale and/or distribution of active pharmaceutical ingredients and/or finished form pharmaceuticals and/or medical devices and such other activities as may be incidental or directly related thereto.

Section 3.16 Insurance. All material policies of insurance of any kind or nature owned by or issued to the Borrower and its Subsidiaries are in full force and effect and are of a nature and provide such coverage as is customarily carried by companies engaged in similar businesses and owning similar properties in the same general areas in which such Person operates.

Section 3.17 Regulation U. Neither the Borrower nor any of its Subsidiaries is or will be engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation U issued by the Board and from time to time in effect), and no proceeds of any Loan will be used to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying any margin stock.

Section 3.18 Labor Matters. To the best of the knowledge of the Borrower, there have been no strikes or lock-outs, against the Loan Parties or any of their Subsidiaries, other than any strikes or lock-outs that, in individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

ARTICLE IV

Conditions

Section 4.01 Effective Date. The obligations of the Lenders to make Loans hereunder shall not become effective until the date on which each of the following conditions are satisfied (or waived in accordance with Section 9.02):

(a) The Administrative Agent (or its counsel) shall have received from each party hereto either (i) a counterpart of this Agreement signed by an authorized officer of such party or (ii) written evidence satisfactory to the Administrative Agent (which may include telecopy transmission of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement.

(b) The Administrative Agent (or its counsel) shall have received on behalf of each Lender a Note, in the amount of such Lender’s Commitment, duly executed by an authorized officer of the Borrower.

(c) The Administrative Agent shall have received a certificate of an authorized officer of the Borrower dated the same date as the Borrowing Notice, in form and substance satisfactory to the Administrative Agent, certifying, among other things, as to (i) the certificate of incorporation and by-laws of the Borrower; (ii) the resolutions of the board of directors of the Borrower authorizing the execution, delivery and performance of the Loan Documents to which it is a party; and (iii) the names and signatures of the officers of the Borrower authorized to execute the Loan Documents to which it is a party.

(d) The Administrative Agent shall have received a certificate, dated as of a date not more than 10 Business Days prior to the Effective Date, of the Secretary of State of the State of Delaware, certifying as to the subsistence in good standing of, and the payment of taxes by, the Borrower in the State of Delaware and listing all charter documents of the Borrower on file with such Secretary of State.

(e) The Administrative Agent shall have received the Guaranty and the Letter of Undertaking, in each case duly executed by an authorized officer of the Parent.

(f) The Administrative Agent shall have received a certificate of an authorized officer of the Parent dated the same date as the Borrowing Notice, in form and substance satisfactory to the Administrative Agent, certifying, among other things, as to (i) the memorandum of association and articles of association of the Parent; (ii) resolutions of the board of directors of the Parent authorizing the execution, delivery and performance of the Loan Documents to which it is a party; and (iii) the names and signatures of the officers of the Parent authorized to execute the Loan Documents to which it is a party.

(g) The Administrative Agent shall have received a certificate of an authorized officer of the Parent dated the same date as the Borrowing Notice, in form and substance satisfactory to the Administrative Agent, certifying, among other things, as to compliance with the conditions set forth in paragraphs (a) through (c) of Section 4.02 with respect to the Parent.

(h) The Administrative Agent shall have received favorable written opinions (each addressed to the Administrative Agent and the Lenders and dated the same date as the Borrowing Notice) of (i) Willkie Farr & Gallagher LLP, U.S. counsel to the Borrower and the Parent, substantially in the form of Exhibit B-1, and (ii) Tulchinsky, Stern, Marciano, Cohen, Levitzki & Co., Israeli counsel to the Parent, substantially in the form of Exhibit B-2. The Borrower hereby requests such counsel to deliver such opinions.

(i) The Lenders shall have received the audited, consolidated financial statements of the Parent and Barr as of December 31, 2007.

(j) The Administrative Agent shall have received such documents and certificates as the Administrative Agent or its counsel may reasonably request relating to the organization, existence and good standing of the Borrower and the Parent, the authorization of the Transactions and any other legal matters relating to Merger Sub, Barr, the Borrower, the Parent, the Loan Documents, the Transactions and the Merger, all in form and substance reasonably satisfactory to the Administrative Agent and its counsel.

(k) The Administrative Agent shall have received a certificate, dated the same date as the Borrowing Notice and signed by the President, a Vice President or a Financial Officer of the Borrower, confirming compliance with the conditions set forth in paragraphs (a) through (c) of Section 4.02 with respect to the Borrower.

(l) The Administrative Agent shall have received all fees and other amounts due and payable on or prior to the Effective Date, including, to the extent invoiced, reimbursement or payment of all legal fees, costs and expenses of counsel to the Administrative Agent.

(m) The Lenders shall have received all documentation and other information requested by the Lenders, as required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act.

(n) Borrower shall have established a bank account with Bank Hapoalim B.M. in New York.

The Administrative Agent shall notify the Borrower and the Lenders of the Effective Date, and such notice shall be conclusive and binding.

Section 4.02 The Credit Event. The obligation of each Lender to make its Loan on the occasion of the Borrowing is subject to the satisfaction of the following conditions:

(a) The representations and warranties of each Loan Party in any Loan Document and in any report, certificate, financial statement or other document furnished pursuant to or in connection with any Loan Document shall be true and correct in all material respects on and as of the date of the Borrowing Notice.

(b) There has been no change, development or event that has or could reasonably be expected to have a Material Adverse Effect.

(c) At the time of and immediately after giving effect to the Borrowing, no Default shall have occurred and be continuing.

(d) The Administrative Agent shall have received a Borrowing Notice in accordance with Section 2.03 hereof with respect to the Borrowing.

The Borrowing shall be deemed to constitute a representation and warranty by the Borrower on the date thereof as to the matters specified in paragraphs (a) through (c) of this Section.

Section 4.03 Consummation of the Merger. Immediately prior to the consummation of the Merger, the funds shall be released from the Account to the Borrower, subject to the satisfaction of the following conditions:

(a) each of Merger Sub, the Parent, Barr, the Borrower and their respective Subsidiaries has all permits, consents, licenses, authorizations, approvals, entitlements and accreditations required for it lawfully to effect the Merger (including, without limitation, pursuant to any Requirement of Law applicable to any such Person, the Merger), unless the failure to obtain such permits, consents, licenses, authorizations, approvals, entitlements and accreditations will not be adverse to the Lenders;

(b) no condition exists or event has occurred which, in itself or with the giving of notice or lapse of time or both, would result in the suspension, revocation, impairment, forfeiture or non-renewal of any such permit, consent, license, authorization, approval, entitlement or accreditation, and, to the knowledge of the Borrower, there is no claim that any such permit, consent, license, authorization, approval, entitlement or accreditation is not in full force and effect;

(c) the Borrower has received all necessary regulatory approvals, including, without limitation, any approvals that may be required by the U.S. Department of Justice, the Federal Trade Commission, the SEC, the Food and Drug Administration, and/or any other applicable Governmental Authorities necessary to effect the Merger, unless the failure to obtain such regulatory approvals will not be adverse to the Lenders or to the Borrower, Barr or any of their Subsidiaries; and

(d) The Administrative Agent shall have received a certificate of an authorized officer of the Borrower, in form and substance satisfactory to the Administrative Agent under Section 2.04(b), certifying, among other things, as to (i) the satisfaction of all conditions to the Merger (other than the payment of the purchase price and other consideration required by the Merger Documents); (ii) the availability of funds required to close the Merger; and (iii) no material change to the Merger Agreement (including, without limitation, to the purchase price or other consideration payable pursuant to the Merger Agreement), other than changes that are not adverse to the Lenders.

ARTICLE V

Affirmative Covenants

Until the Commitments have expired or been terminated and the principal of and interest on each Loan, all fees and all other Obligations payable hereunder or under any other Loan Document shall have been paid in full, the Borrower covenants and agrees with the Lenders that:

Section 5.01 Financial Statements and Other Information. The Borrower will furnish to the Administrative Agent:

(a) within 90 days after the end of the fiscal year ended December 31, 2008 of the Parent, the Parent’s audited consolidated balance sheet and related statements of income, stockholders’ equity and cash flows as of the end of and for such year of the Parent, setting forth in each case in comparative form the figures for the previous fiscal year, all reported on by the Parent’s independent public accountants of recognized national standing (without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of the Parent and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied;

(b) within 60 days after the end of each of the first three fiscal quarters of each fiscal year of the Parent, the Parent’s consolidated balance sheet and related statements of income, stockholders’ equity and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year of the Parent, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by a Financial Officer of the Parent as presenting fairly in all material respects the financial condition and results of operations of the Parent and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes;

(c) concurrently with any delivery of financial statements under clause (a) or (b) above, a certificate of a Financial Officer of the Parent, (i) certifying as to whether a Default or, to the knowledge of the Parent, any investigation, circumstance, development or other matter that has resulted in, or could reasonably be expected to result in, a Material Adverse Effect has occurred and, if such a Default, investigation, circumstance, development or other matter has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto, and (ii) stating whether any change in GAAP or in the application thereof has occurred since the date of the audited financial statements referred to in Section 3.04 and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate;

(d) concurrently with any delivery of financial statements under clause (a) above, a certificate of the accounting firm that reported on such financial statements stating whether they obtained knowledge during the course of their examination of such financial statements of any Default (which certificate may be limited to the extent required by accounting rules or guidelines);

(e) promptly after the same become publicly available, copies of all periodic and other reports, proxy statements and other materials filed by the Borrower, the Parent or any of their Material Subsidiaries with the SEC, or any Governmental Authority succeeding to any or all of the functions of said SEC, or with any national securities exchange, or distributed by the Borrower or the Parent to its equityholders generally, as the case may be; provided, however, solely to the extent any report, proxy statement and other material filed with the SEC does not reflect any material event or development, the Borrower shall not be required to deliver such report, proxy statement and other material to the extent posted on the SEC’s website at www.sec.gov or on the Borrower’s website at www.tevapharm.com to the extent the Borrower has notified the Administrative Agent that such report, proxy statement or other material has been posted and is accessible on the SEC’s or Borrower’s website and such report, proxy statement and other material is so accessible;

(f) concurrently with the filing thereof, telephonic notice (to be promptly confirmed in writing) of the filing of each certificate of merger in connection with the Merger with the Secretary of State of the State of Delaware; and

(g) promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of the Parent, the Borrower or any of their Material Subsidiaries, or compliance with the terms of this Agreement, as the Administrative Agent or any Lender may reasonably request.

Section 5.02 Notices of Material Events. The Borrower will furnish to the Administrative Agent prompt written notice of the following:

(a) the occurrence of any Default, which notice shall be provided to the Administrative Agent and each Lender no later than 5 Business Days after any officer of such Person becomes aware or should have become aware of the same, specifying the details thereof and any action taken or proposed to be taken with respect thereto;

(b) the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or affecting the Borrower or any Affiliate thereof that, if adversely determined, could reasonably be expected to have a Material Adverse Effect and, promptly upon request (but in any event within five Business Days after the filing or commencement thereof), material documents and information in connection therewith;

(c) any one or more judgments, orders or awards (or any settlement of any claim that, if breached, could result in a judgment, order or award) having been rendered against the Borrower or any of its Subsidiaries for the payment of money exceeding $50,000,000 individually or in the aggregate;

(d) the occurrence of any ERISA Event with respect to the Borrower or any of its Subsidiaries that, alone or together with any other ERISA Events with respect to the Borrower, any of its Subsidiaries or any of their ERISA Affiliates that have occurred, could reasonably be expected to result in a Material Adverse Effect;

(e) the occurrence of any Environmental Event with respect to the Borrower or any of its Subsidiaries that, alone or together with any other Environmental Events with respect to the Borrower or any of its Subsidiaries that have occurred, could reasonably be expected to have a Material Adverse Effect; and

(f) any investigation, circumstance, development or other matter that results in, or could reasonably be expected to result in, a Material Adverse Effect, which notice shall be provided to the Administrative Agent and each Lender no later than 5 Business Days after any officer of the Borrower becomes aware or should have become aware of the same.

Each notice delivered under this Section shall be accompanied by a statement of a Financial Officer or other executive officer of such Person setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

Section 5.03 Existence; Conduct of Business. The Borrower will, and will cause each of its Subsidiaries to, do or cause to be done all things necessary to (i) preserve, renew and keep in full force and effect its corporate existence, and (ii) except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, preserve, renew and keep in full force and effect its rights and privileges and the rights, licenses, permits, privileges and franchises material to the conduct of its business; provided that the foregoing shall not prohibit any merger, consolidation, liquidation or dissolution expressly permitted under Section 6.02.

Section 5.04 Payment of Obligations. The Borrower will, and will cause each of its Subsidiaries to, pay its obligations, including Tax liabilities, that, if not paid, could result in a Material Adverse Effect before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, (b) the Borrower or such Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP and (c) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect.

Section 5.05 Maintenance of Properties; Insurance. The Borrower will, and will cause each of its Subsidiaries to, (a) keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, and (b) maintain, with responsible, financially sound and reputable insurance companies, insurance with respect to its properties and business in such amounts and against such risks as are customarily maintained by companies engaged in the same or similar businesses operating in the same or similar locations.

Section 5.06 Books and Records; Inspection Rights. The Borrower will, and will cause each of its Subsidiaries to, keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities in accordance with GAAP. The Borrower will, and will cause each of its Subsidiaries to, permit any representatives designated by the Administrative Agent or any Lender, upon reasonable prior notice, to visit and inspect its properties, to examine and make extracts from its books and records relating to financial and other similar matters (other than materials protected by the attorney-client privilege and materials which such Person may not disclose without violation of a confidentiality obligation binding upon it), and to discuss its affairs, finances and condition with its directors, officers, employees, accountants or other representatives, all at such reasonable times and as often as reasonably requested, subject to the condition that the confidentiality of all such books, records, discussions and other information shall be maintained. As long as no Default exists, the Lenders and/or the Administrative Agent shall use reasonable efforts to minimize the disruption of such Person’s business resulting from any such visit or inspection. A representative of the Borrower shall be provided a reasonable opportunity to be present at any such visit or inspection, but the actual attendance of any such representative shall not be required.

Section 5.07 Compliance with Laws. The Borrower will, and will cause each of its Subsidiaries to, comply with all Requirements of Law applicable to it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

Section 5.08 Use of Proceeds. The proceeds of the Loans will be used by the Borrower only (i) to invest the proceeds on deposit in the Account in Government Securities, or after transfer of such proceeds to the Depository, in accordance with Section 3.2 of the Merger Agreement, (ii) upon or after the transfer of such proceeds to the Depository, to contribute such proceeds to Merger Sub to enable

Merger Sub to consummate the Merger, and otherwise (iii) to finance the Merger and the transactions related thereto and any reasonable expenses incidental to the Merger. No part of the proceeds of any Loan will be used, whether directly or indirectly, (A) for any purpose that entails a violation of Regulations U and X, or of any other Requirement of Law, or (B) for general corporate purposes. If the Loan is dispersed prior to the completion of the Merger, then the entire proceeds of the Loan shall either be held in cash in the Account or invested in Government Securities and held in the Securities Account, and shall only be released as provided for in Section 2.04 or prepayment of the Loan.

Section 5.09 Environmental Laws, Etc. (a) The Borrower will, and will cause each of its Subsidiaries to, comply with all applicable Environmental Laws and governmental authorizations issued pursuant thereto, the non-compliance with which could reasonably be expected to have a Material Adverse Effect. In the event the Borrower or any of its Subsidiaries undertakes any remedial action with respect to any Hazardous Materials, the Borrower will, and will cause each of its Subsidiaries to, conduct and complete such remedial action in material compliance with all applicable Environmental Laws, and in accordance with the policies, orders, directions and other Requirements of Law of all federal, state and local Governmental Authorities except when, and only to the extent that, the liability of the Borrower and its Subsidiaries for such presence, storage, use, disposal, transportation or discharge of any Hazardous Materials is being contested in good faith by such Person or the liability of the Borrower and its Subsidiaries could not reasonably be expected to result in a Material Adverse Effect.

(b) The Borrower will, and will cause each of its Subsidiaries to, provide to the Administrative Agent copies of all material non-privileged documentation in connection with the compliance by such Person with any applicable Environmental Laws that the Administrative Agent or any Lender may reasonably request.

Section 5.10 Other Agreements. The Borrower will, and will cause each of its Subsidiaries to, observe, comply with, fulfill and perform (a) the terms of the Merger Documents (subject to changes that are not adverse to the Lenders) and (b) the terms of all other obligations, covenants and conditions in any agreement, document or instrument to which it is a party or by which it is bound, except in the case of clause (b) to the extent that the failure to so fulfill and perform any such obligations could not reasonably be expected to result in a Material Adverse Effect.

Section 5.11 Further Assurances. The Borrower shall do, execute, acknowledge and deliver, at the sole cost and expense of the Borrower, all documents, instruments and agreements and take such further acts and deeds as the Administrative Agent may reasonably require from time to time to carry out the intention or facilitate the performance of the terms of any of the Loan Documents.

ARTICLE VI

Negative Covenants

Until the Commitments have expired or terminated and the principal of and interest on each Loan, all fees and all other Obligations payable hereunder or under any other Loan Document shall have been paid in full, the Borrower covenants and agrees with the Lenders that:

Section 6.01 Liens. The Borrower will not, and will not permit any of its Subsidiaries to, create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by it, or assign or sell any income or revenues (including accounts receivable) or rights in respect of any thereof, except:

(a) Liens, if any, securing the Obligations;

(b) Permitted Encumbrances;

(c) Liens securing Indebtedness of the Borrower or any of its Subsidiaries incurred to finance the acquisition of fixed or capital assets, provided that (i) such Liens shall be created substantially simultaneously with the acquisition of such fixed or capital assets, (ii) such Liens do not at any time encumber any property other than the property financed by such Indebtedness and (iii) the aggregate principal amount of such Indebtedness does not exceed $75,000,000;

(d) Liens in existence on the date hereof and listed on Schedule 6.01, provided that no such Lien is spread to cover any additional property after the date hereof and that the amount of Indebtedness secured thereby is not increased, in each case, except as permitted by another provision of this Agreement; and

(e) other Liens;

provided that the aggregate amount of all Consolidated Liabilities of the Borrower and its Subsidiaries secured by Liens permitted under clause (e) above shall not at any time exceed 10% of the Consolidated Total Assets of the Parent and its Subsidiaries.

Section 6.02 Fundamental Changes. (a) The Borrower will not, and will not permit any of its Subsidiaries to, merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it or any such Subsidiary, or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of related transactions) all or any substantial portion of its assets or the assets of any such Subsidiary, or liquidate or dissolve, except the Merger in accordance with the Merger Agreement, the Letter Agreement and Section 251 of the Delaware General Corporation Law and the Pliva Corporate Reorganization, and except that, if at the time thereof and immediately after giving effect thereto no Default or Event of Default shall have occurred and be continuing, (i) any Subsidiary of the Borrower or Parent may merge with or into any other Subsidiary of the Parent, the Parent or the Borrower, (ii) equity interests and assets of any Subsidiary of the Parent may be sold, transferred, leased or otherwise disposed of to any other Subsidiary of the Parent or to the Parent, (iii) any Subsidiary of the Borrower may be merged or consolidated with or into any other Person, or the Borrower or any Subsidiary of the Borrower may dispose of any substantial portion of its or any of its Subsidiaries’ assets to any other Person, provided that the aggregate fair market value (as determined in good faith by the Board of Directors of the Borrower) of the consideration received or to be received by the Parent or any of its Subsidiaries with respect to all such mergers, consolidations and dispositions pursuant to this clause (iii) during the term of this Agreement shall not exceed $200,000,000, (iv) the Parent or any of its Subsidiaries may sell assets as may be required to comply with any requirement imposed by any Governmental Authority in connection with the Merger, (v) the Parent or any of its Subsidiaries may sell the assets described in Schedule 6.02 hereto in a sale for fair market value to a third party, (vi) the Parent and its Subsidiaries may sell inventory in the ordinary course of business, or (vii) subject to clauses (I) and (II) below, nothing in this Section 6.02 shall prevent (A) the merger into the Borrower of another Person in which the Borrower is the surviving corporation, (B) the consolidation of the Borrower and another Person, (C) the merger of the Borrower into another Person or (D) the sale, transfer, lease or other disposition of the property or assets of the Borrower to another Person, so long as in each case (I) no Default or Event or Default shall have occurred and be continuing (either before or after giving effect to any such transaction), and (II) with respect to clauses (B), (C) and (D) above, the Borrower shall have provided prior written notice to the Administrative Agent and the surviving Person of the consolidation or merger or the purchaser of the Borrower’s assets, as the case may be, shall expressly assume all obligations of the Borrower under this Agreement, the Notes and the other Loan Documents to which the Borrower is a party, and expressly agree to be bound by all provisions of this Agreement, the Notes and the other Loan Documents to which the Borrower is a party, and the Parent shall expressly acknowledge and agree that its obligations under the Guaranty shall remain in full force and effect and shall ratify and confirm such Guaranty and all of its obligations thereunder, all pursuant to such agreements and other documents, each in form and substance reasonably satisfactory to the Administrative Agent, as the Administrative Agent may reasonably require.

(b) The Borrower will not consummate the Merger unless the Merger shall be consummated in accordance with the Merger Agreement, the Letter Agreement and Section 251 of the Delaware General Corporation Law.

(c) The Borrower will not engage to any material extent in any business other than businesses of the type conducted by Barr and its Subsidiaries on the date of execution of this Agreement and businesses reasonably related thereto.

Section 6.03 Hedging Agreements. The Borrower will not enter into any Hedging Agreement, other than Hedging Agreements entered into in the ordinary course of business to hedge or mitigate risks to which the Borrower is exposed in the conduct of its business or the management of its liabilities.

Section 6.04 Change of Fiscal Year. The Borrower will not change its fiscal year.

Section 6.05 Compliance with ERISA. The Borrower will not (i) permit to exist any ERISA Event with respect to the Borrower, any of its Subsidiaries or any of their ERISA Affiliates, or (ii) engage, or permit any of its ERISA Affiliates to engage, in a prohibited transaction within the meaning of Section 406 of ERISA and Section 4975 of the Code, for which no statutory or administrative exemption is available, if in any case in clause (i) or (ii) such event or condition, either alone or in combination with all such other events and conditions then existing, could reasonably be expected to result in a Material Adverse Effect. The Borrower will not become an Employee Benefit Plan subject to Title I of ERISA or a “governmental plan” within the meaning of Section 3(32) of ERISA, and the Borrower will not be subject to any state statute regulating investments of, or fiduciary obligations with respect to, governmental plans. None of the assets of the Borrower will constitute “plan assets” of one or more Employee Benefit Plans within the meaning of 29 C.F.R. § 2510.3-101, as amended by Section 3(42) of ERISA.

Section 6.06 Indebtedness. The Borrower will not create, incur, assume, Guarantee or suffer to exist, or otherwise become or remain liable with respect to, or permit any of its Subsidiaries to create, incur, assume, Guarantee or suffer to exist or otherwise become or remain liable with respect to, any Indebtedness other than the Indebtedness identified on Schedule 6.06 and Permitted Indebtedness.

ARTICLE VII

Events of Default

Section 7.01 Events of Default. If any of the following events (“Events of Default”) shall occur:

(a) the Borrower shall fail to pay any principal of any Loan when and as the same shall become due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise);

(b) the Borrower shall fail to pay any interest on any Loan or any fee or any other Obligation (other than an amount referred to in clause (a) of this Article) payable under this Agreement, within three days after the same shall become due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise);

(c) any representation or warranty made or deemed made by or on behalf of any Loan Party thereof in or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, shall have been incorrect or misleading in any material respect when made or deemed made;

(d) the Borrower shall fail to observe or perform or shall violate any covenant, condition or agreement contained in Section 5.04 or in Article VI;

(e) any Loan Party shall fail to observe or perform or shall violate any covenant, condition or agreement contained in any Loan Document (other than those specified in clause (a), (b) or (d) of this Article), and such failure or violation, if capable of being remedied, shall remain unremedied for a period of 10 days after the earlier of the date (i) notice thereof shall have been given by the Administrative Agent to such Loan Party (which notice will be given at the request of the Required Lenders) or (ii) any senior officer of such Loan Party becomes aware of the same;

(f) any Loan Party or any Subsidiary of a Loan Party shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness, when and as the same shall become due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise);

(g) a default in the observance or performance of any other agreement or condition relating to Material Indebtedness of any Loan Party or any Subsidiary of a Loan Party or contained in any instrument or agreement evidencing, securing or relating to any Material Indebtedness of any Loan Party or any Subsidiary of a Loan Party or contained in any instrument or agreement evidencing, securing or relating thereto, the effect of which default is to cause, or to permit the holder or beneficiary of such Material Indebtedness (or trustee or agent on behalf of such holder or beneficiary) to cause, with the giving of notice if required, such Indebtedness to become due, or to require the repurchase, redemption or defeasance thereof, prior to its scheduled maturity;

(h) any provision of any Loan Document shall at any time for any reason (other than pursuant to the express terms thereof) cease to be valid and binding on or enforceable against any Loan Party intended to be a party thereto, or the validity or enforceability thereof shall be contested by any Loan Party, or a proceeding shall be commenced by any Loan Party or any Governmental Authority having jurisdiction over any of them (and in the case of a Governmental Authority, such proceeding could reasonably be expected to have a Material Adverse Effect), seeking to establish the invalidity or unenforceability thereof, or any Loan Party shall deny in writing that it has any liability or obligation purported to be created under any Loan Document;

(i) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of any Loan Party or any Material Subsidiary thereof or its debts, or (A) in respect of assets of the Parent, assets having a fair market value in excess of $250,000,000 in the aggregate and (B) in respect of assets of the Borrower or any Material Subsidiary of the Parent, assets having a fair market value in excess of $75,000,000 in the aggregate, in each case under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for any Loan Party or any Material Subsidiary thereof or (A) in respect of assets of the Parent, for assets having a fair market value in excess of $250,000,000 in the aggregate and (B) in respect of assets of the Borrower or any Material Subsidiary of the Parent, for assets having a fair market value in excess of $75,000,000 in the aggregate, and, in any such case, such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

(j) any Loan Party or any Material Subsidiary thereof shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in subsection (i) of this Article, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for such Loan Party or any such Material Subsidiary or (A) in respect of assets of the Parent, for assets having a fair market value in excess of $250,000,000 in the aggregate and (B) in respect of assets of the Borrower or any Material Subsidiary of the Parent, for assets having a fair market value in excess of $75,000,000 in the aggregate, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing;

(k) any Loan Party or any Material Subsidiary thereof shall become unable, admit in writing its inability or fail generally to pay its debts as they become due;

(l) one or more judgments for the payment of money in an aggregate amount exceeding any insurance (to the extent covered by insurance and the insurer has not denied coverage) by $50,000,000 shall be rendered against any Loan Party or any of its Subsidiaries and the same shall remain undischarged for a period of 30 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of such Person to enforce any such judgment;

(m) an ERISA Event with respect to the Borrower, any of its Subsidiaries or any ERISA Affiliate shall have occurred that, when taken together with all other ERISA Events with respect to the Borrower, any of its Subsidiaries or any ERISA Affiliate that have occurred, could reasonably be expected to result in a Material Adverse Effect;

(n) a Change in Control shall occur;

(o) any permit, license, consent, authorization, registration or approval now or hereafter necessary to enable any Loan Party to comply with any payment, covenant or other material obligations under any Loan Document to which it is a party shall be amended, revoked, withdrawn or shall fail to be issued or otherwise modified or shall cease to remain in full force and effect, and such amendment, revocation, withdrawal or failure could reasonably be expected to have a Material Adverse Effect;

(p) any Governmental Authority or other Person acting or purporting to act under governmental authority shall have expropriated, confiscated, nationalized, requisitioned, condemned, seized or appropriated, or assumed custody or control of, all or any substantial part of the property of a Loan Party, or shall have displaced the management of a Loan Party or curtailed its authority in the conduct of its business, and any such event could reasonably be expected to have a Material Adverse Effect;

(q) the filing or issuance of any warrant, process, order of attachment, garnishment or other Lien or levy against any property of a Loan Party or any Subsidiary of a Loan Party, the value of which exceeds $50,000,000, if such warrant, process, order of attachment, garnishment or other Lien or levy continues in effect for 30 Business Days without being dismissed, removed or terminated (it being understood that in any case of attachment as described in Section 9.08, each Lender shall be entitled to exercise its right of set-off, even prior to the passage of such 30 Business Day period);

then, and in every such event (other than an event described in clause (i) or (j) of this Article), and at any time thereafter during the continuance of such event, the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Borrower, take any or all of the following actions, at the same or different times: (i) terminate the Commitments, and thereupon the Commitments shall terminate immediately, and (ii) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower; and in case of any event described in clause (i) or (j) of this

Article, the Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower.

ARTICLE VIII

The Administrative Agent

Section 8.01 Appointment. Each Lender hereby irrevocably designates and appoints Bank Hapoalim B.M. as the Administrative Agent under this Agreement and the other Loan Documents, and each such Lender irrevocably authorizes Bank Hapoalim B.M. as the Administrative Agent for such Lender, to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers and perform such duties as are expressly delegated to the Administrative Agent by the terms of this Agreement and the other Loan Documents, together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Agreement or any other Loan Document, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or otherwise exist against the Administrative Agent. This Article VIII governs only the relationship between the Administrative Agent and the Lenders, and no Loan Party may rely on this Article VIII to assert any claim against the Administrative Agent.

Section 8.02 Delegation of Duties. The Administrative Agent may execute any of its duties under this Agreement and the other Loan Documents by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Administrative Agent shall not be responsible for the negligence or misconduct of any agents or attorneys-in-fact selected by it with reasonable care.

Section 8.03 Exculpatory Provisions. Neither the Administrative Agent nor any of its officers, directors, employees, agents, attorneys-in-fact or Affiliates shall be (i) liable for any action lawfully taken or omitted to be taken by it or such Person under or in connection with this Agreement or any other Loan Document (except for its or such Person’s own gross negligence or willful misconduct) or (ii) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by any Loan Party, any Subsidiary thereof or any officer thereof contained in this Agreement, in any other Loan Document or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent under or in connection with, this Agreement or any other Loan Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document or for any failure of any Loan Party or any Subsidiary thereof to perform any of its obligations hereunder or thereunder. The Administrative Agent shall not be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or the other Loan Documents, or to inspect the properties, books or records of any Loan Party or any Subsidiary thereof.

Section 8.04 Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, cablegram, telegram, telecopy, telex or teletype message, statement, order or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including, without limitation, counsel to any Loan Party or any Subsidiary thereof), independent accountants and other experts selected by the Administrative Agent. The Administrative Agent may deem and treat the Lender specified in the Register with respect to any amount owing hereunder as the owner thereof for all purposes unless a written notice of assignment, negotiation or transfer thereof shall have been filed with the Administrative Agent. The Administrative Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless it shall first receive such advice or concurrence of the Required Lenders as it reasonably deems appropriate and it shall first be indemnified to its reasonable satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Loan Documents in accordance with a request of the Required Lenders, and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the obligations owing by any Loan Party or any Subsidiary thereof.

Section 8.05 Notice of Default. The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default hereunder unless the Administrative Agent has received notice from a Lender or the Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a “notice of default”. In the event that the Administrative Agent receives such a notice, the Administrative Agent shall give notice thereof to the Lenders. The Administrative Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders; provided that unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders.

Section 8.06 Non-Reliance on Administrative Agent and Other Lenders. Each Lender expressly acknowledges that neither the Administrative Agent nor any of its officers, directors, employees, agents, attorneys-in-fact or Affiliates has made any representations or warranties to it and that no act by the Administrative Agent hereinafter taken, including any review of the affairs of any Loan Party or any Subsidiary thereof, shall be deemed to constitute any representation or warranty by the Administrative Agent to any Lender. Each Lender represents to the Administrative Agent that it has, independently and without reliance upon the Administrative Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of the Loan Parties and their Subsidiaries and made its own decision to make its Loans hereunder and enter into this Agreement. Each Lender also represents that it will, independently and without reliance upon the Administrative Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and other Loan Documents, and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of the Loan Parties and their Subsidiaries. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent hereunder, the Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, operations, property, condition (financial or otherwise), prospects or creditworthiness of the Loan Parties or their Subsidiaries which may come into the possession of the Administrative Agent or any of its officers, directors, employees, agents, attorneys-in-fact or Affiliates.

Section 8.07 Indemnification. The Lenders agree to indemnify the Administrative Agent in its capacity as such (to the extent not reimbursed by the Loan Parties and without limiting the obligation of the Loan Parties to do so), ratably according to their respective Commitments in effect on the date on which indemnification is sought under this Section (or, if indemnification is sought after the date upon which the Commitments shall have terminated and the Loans shall have been paid in full, ratably in accordance with their Commitments immediately prior to such date), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever which may at any time (including, without limitation, at any time following the payment of the Loans and all other amounts owing hereunder) be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of this Agreement, any other Loan Document or any other documents contemplated by or referred to herein or the transactions contemplated hereby or any action taken or omitted by the Administrative Agent under or in connection with any of the foregoing; provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting solely from the Administrative Agent’s gross negligence or willful misconduct. The agreements in this subsection shall survive the payment of the Loans and all other amounts payable hereunder.

Section 8.08 Administrative Agent in Its Individual Capacity. The Administrative Agent and its Affiliates may make loans to, accept deposits from and generally engage in any kind of business with the Loan Parties and their Subsidiaries as though the Administrative Agent were not the Administrative Agent hereunder. With respect to its Loans made or renewed by it, the Administrative Agent shall have the same rights and powers under this Agreement as any Lender and may exercise the same as though it were not the Administrative Agent, and the terms “Lender” and “Lenders” shall include the Administrative Agent in its individual capacity.

Section 8.09 Successor Agents. The Administrative Agent may resign at any time as Administrative Agent upon thirty days’ notice to the Lenders and the Borrower. Upon any such resignation of the Administrative Agent, the Required Lenders shall appoint from among the Lenders a successor Administrative Agent for the Lenders. If no successor Administrative Agent shall have accepted such appointment within thirty days after the resignation of the Administrative Agent, then in place of the retiring Administrative Agent, such retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent (which shall be a commercial bank or trust company organized or licensed under the laws of the United States or any state thereof having a combined capital and surplus of at least $100,000,000). Any successor Administrative Agent (other than a Lender) shall, unless an Event of Default shall have occurred and be continuing, be subject to approval by the Borrower, such approval not to be unreasonably withheld or delayed. Upon the acceptance of any appointment as Administrative Agent hereunder, such successor Administrative Agent shall succeed to the rights, powers and duties of the Administrative Agent and the term “Administrative Agent” shall mean such successor agent effective upon its appointment, and the former Administrative Agent’s rights, powers and duties as Administrative Agent shall be terminated, without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement or any holders of the obligations owing hereunder. After Administrative Agent’s resignation as Administrative Agent, the provisions of this subsection shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement and under the other Loan Documents.

ARTICLE IX

Miscellaneous

Notices. Except in the case of notices and other communications expressly permitted to be given by telephone, all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy, as follows:

(a)	if to the Borrower, to it at:

Teva Pharmaceuticals USA, Inc.
425 Privet Road
Horsham, PA 19044-8005
Attention: Richard Egosi
Telephone: (215) 293-6400
Telecopier: (215) 293-6499

with a copy to:

Teva Pharmaceuticals Industries Limited
5 Basel Street
P.O. Box 3190
Petach Tikva 49131
Israel
Attention: General Counsel
Telephone: 972-3-9267447
Telecopy: 972-3-9267429

with a copy to:

Jeffrey S. Hochman, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019

Telephone: (212) 728-8592
Telecopier: (212) 728-9592

(b)	if to Bank Hapoalim B.M. or the Administrative Agent, to it at:

Bank Hapoalim B.M.
1177 Avenue of the Americas,
New York, New York 10036
Attention:	Mr. Gabi Hamani, Executive Vice President, Israeli Business Department and Maxine M. Levy, First Vice President, Israeli Business Department
Telephone: (212) 782-2165 / (212) 782-2166
Telecopier: (212) 782-2170

with a copy to:

Arnold & Porter LLP
399 Park Avenue
New York, New York 10022
Attention: Steven G. Tepper, Esq.
Telephone: (212) 715-1140
Telecopier: (212) 715-1399; and

(c)	if to any other Lender, to it at its address (or telecopy number) set forth in its Administrative Questionnaire.

Any party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on (i) the date of receipt if delivered by hand, (ii) the Business Day after having been sent if transmitted by overnight mail with a reputable courier or (iii) the date of transmission if transmitted by facsimile and receipt is confirmed.

Section 9.02 Waivers; Amendments. (a) No failure or delay by the Administrative Agent or any Lender in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent and the Lenders hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent or any Lender may have had notice or knowledge of such Default at the time.

(b) Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders or by the Borrower and the Administrative Agent with the consent of the Required Lenders; provided that no such agreement or agreements shall (i) increase the Commitment of any Lender or subject any Lender to any additional lending obligation, without in each case the written consent of such Lender, (ii) reduce the principal amount of any Loan or reduce the rate of interest thereon (other than the applicability of Section 2.08(b) with respect to a waived Event of Default), or reduce any fees payable hereunder, without the written consent of each Lender affected thereby, (iii) postpone the scheduled date of payment of the principal amount of any Loan, or any interest thereon, or any fees payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment, without the written consent of each Lender affected thereby, (iv) change Section 2.13(b) or (c) in a manner that would alter the pro rata sharing of payments required thereby, without the written consent of each Lender, (v) change any of the provisions of this Section or the definition of “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the written consent of each Lender, or (vi) release the Parent’s Guaranty, without the written consent of each Lender; provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent hereunder without the prior written consent of the Administrative Agent.

Section 9.03 Expenses; Indemnity; Damage Waiver. (a) Whether or not any Loan is made hereunder or the Transactions contemplated hereby are consummated, the Borrower shall pay (i) all reasonable out-of-pocket expenses incurred by the Administrative Agent and its Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent, in connection with the preparation, negotiation, execution, delivery, closing and administration of this Agreement and the other Loan Documents (whether or not the transactions contemplated hereby or thereby shall be consummated), and (ii) all reasonable out-of-pocket expenses incurred by the Administrative Agent and all reasonable out-of-pocket expenses incurred by each Lender, including the fees, charges and disbursements of any counsel for the Administrative Agent and any counsel for a Lender, in connection with any waivers, amendments or modifications of any Loan Document, the investigation of any alleged Default under this Agreement and the preservation or enforcement of any rights in connection with this Agreement, including its rights under this Section, or in connection with the Loans made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans.

(b) The Borrower shall indemnify the Administrative Agent and, each Lender and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities, obligations, penalties, fees, costs and related expenses, including the fees, charges and disbursements of any counsel for any Indemnitee, incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement or any agreement or instrument contemplated hereby, the performance by the parties hereto of their respective obligations hereunder or the consummation of the Transactions or any other transactions contemplated hereby, (ii) any Loan or the use of the proceeds therefrom, (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by the Borrower or any of its Affiliates, or any Environmental Liability related in any way to the Borrower or any of its Affiliates, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities, obligations, penalties, fees, costs or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee. Without prejudice to the survival of any other agreements and obligations of the Borrower contained in this Agreement or any other Loan Document, this Section 9.03(b) shall survive the payment in full of principal and interest under this Agreement and under any instrument delivered hereunder and the termination of this Agreement and each other Loan Document.

(c) To the extent that the Borrower fails to pay any amount required to be paid by it to the Administrative Agent under paragraph (a) or (b) of this Section, each Lender severally agrees to pay to the Administrative Agent such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent in its capacity as such; provided further that this paragraph (c) shall not be construed to release the Borrower from any of its Obligations hereunder.

(d) To the extent permitted by applicable law, the Borrower shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any agreement or instrument contemplated hereby, the Transactions, any Loan or the use of the proceeds thereof.

(e) All amounts due under this Section shall be payable not later than five Business Days after written demand therefor.

Section 9.04 Successors and Assigns. (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) Any Lender may, at any time, at their own discretion and without the consent of the Borrower, transfer and or/assign in whole or in part their respective rights arising from the Loan Documents (the “Rights”), to any Person, whether in Israel or abroad (a “Transferee”). Any Lender may, subject to the terms of this Section 9.04(b), at any time, disclose information with respect to a proposed transfer of the Rights to any Person, whether in

Israel or abroad, to whom the Rights may be transferred and with whom negotiations are taking place or may take place for such purpose (a “Potential Transferee”). Any Lender may, subject to the terms of this Section 9.04(b) also disclose information to consultants engaged on its own behalf and/or on the behalf of any Potential Transferee. Such disclosure of information may be effected subject to the Potential Transferee or consultants, as the case may be, delivering a confidentiality letter to the Administrative Agent under which the Potential Transferee agrees to be bound by the confidentiality provisions set forth in Section 9.12 of this Agreement. In addition, the terms of such confidentiality letter shall preclude the recipients of any information thereunder from being able to publish any notice or make any public announcement in connection with the Rights or the Transaction without the prior written consent of the Parent as to the timing and content of such notice or announcement. The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance, together with a processing and recordation fee of $3,500, and the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire. Subject to acceptance and recording of the Assignment and Acceptance, from and after the effective date specified in each Assignment and Acceptance the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.10, 2.11, 2.12 and 9.03). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (e) of this Section.

(c) The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices in New York City a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(d) Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Acceptance and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(e) Any Lender may, without the consent of the Borrower or the Administrative Agent, sell participations to one or more banks or other financial institutions (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.02(b) that affects such Participant. Subject to paragraph (f) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.10, 2.11 and 2.12 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.08 as though it were a Lender, provided such Participant agrees to be subject to Section 2.13(c) as though it were a Lender.

(f) A Participant shall not be entitled to receive any greater payment under Section 2.10, 2.11 or 2.12 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 2.12 unless the Borrower is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrower, to comply with Section 2.12(e) as though it were a Lender.

(g) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

Section 9.05 Survival. All covenants, agreements, representations and warranties made by the Borrower herein and in the certificates or other instruments delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the making of any Loans, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and so long as the Commitments have not expired or terminated. The provisions of Sections 2.10, 2.11, 2.12 and 9.03 and Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans and the Commitments or the termination of this Agreement or any provision hereof.

Section 9.06 Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and any separate letter agreements with respect to fees payable to the Administrative Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof (including, without limitation, the Commitment Letter, dated July 17, 2008, between Bank Hapoalim B.M. and the Parent, and any other commitment letter that Bank Hapoalim B.M. or any affiliate provided to the Parent, the Borrower or any affiliate in connection with the financing of the transactions contemplated by the Merger Documents, and it is understood that all obligations of Bank Hapoalim B.M. to the Parent under such Commitment Letter and of Bank Hapoalim B.M. and any affiliate under such other commitment letter are hereby terminated). Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed counterpart of a signature page of this Agreement by telecopy shall be effective as delivery of a manually executed counterpart of this Agreement. Any party delivering an executed counterpart of this Agreement by telecopier also shall deliver an original executed counterpart of this Agreement but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Agreement.

Section 9.07 Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

Section 9.08 Right of Setoff. If an Event of Default or an attachment with respect to the Account or the Securities Account shall have occurred and be continuing, each Lender and (to the extent permitted by applicable law) each of its Participants is hereby authorized without notice to the Borrower (any such notice being expressly waived by the Borrower) at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final), securities, cash or other property at any time held by any member of the Hapoalim Affiliated Group and other obligations at any time owing by such Lender or (to the extent permitted by applicable law) Participant to or for the credit or the account of the Borrower against any of and all the obligations of the Borrower now or hereafter existing under this Agreement held by such Lender, irrespective of whether or not the Administrative Agent or such Lender shall have made any demand under this Agreement and although such obligations may be unmatured. The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of setoff) which such Lender may have.

Section 9.09 Governing Law; Jurisdiction; Consent to Service of Process. (a) This Agreement shall be construed in accordance with and governed by the law of the State of New York.

(b) The Borrower hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, any Note or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that the Administrative Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement against the Borrower or its properties in the courts of any jurisdiction.

(c) The Borrower hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement, any Note or any other Loan Document to which it is a party in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) Each of the parties hereto irrevocably consents to service of process in the manner provided for notices in Section 9.01. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

Section 9.10 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 9.11 Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

Section 9.12 Confidentiality. Each of the Administrative Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below) in accordance with its usual policies and procedures pertaining to confidentiality of borrower information, except that Information may be disclosed (a) to its and its Affiliates’ directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or any swap counterparty, (g) with the consent of the Borrower or (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Administrative Agent or any Lender on a nonconfidential basis from a source other than the Borrower or any other Loan Party. For the purposes of this Section, “Information” means all information received from the Borrower or any other Loan Party relating to the Borrower, the Loan Parties, their Subsidiaries and their respective Subsidiaries, other than any such information that is available to the Administrative Agent or any Lender on a nonconfidential basis prior to disclosure by a Loan Party or an Affiliate thereof; provided that, in the case of information received from a Loan Party or an Affiliate thereof after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

Section 9.13 U.S.A. Patriot Act. Each Lender hereby notifies the Borrower that pursuant to the requirements of the U.S.A. Patriot Act, it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender to identify the Borrower in accordance with the U.S.A. Patriot Act.

Section 9.14 Interest Rate Limitation. It is the intention of the parties hereto that the Administrative Agent and each Lender shall conform strictly to usury laws applicable to it. Accordingly, if the transactions contemplated hereby or by any other Loan Document would be usurious as to the Administrative Agent or any Lender under laws applicable to it (including the laws of the United States of America and the State of New York or any other jurisdiction whose laws may be mandatorily applicable to the Administrative Agent or such Lender notwithstanding the other provisions of this Agreement), then, in that event, notwithstanding anything to the contrary in this Agreement or any other Loan Document or any agreement entered into in connection with or as security for the Obligations, it is agreed as follows: (i) the aggregate of all consideration which constitutes interest under law applicable to the Administrative Agent or any Lender that is contracted for, taken, reserved, charged or received by the Administrative Agent or such Lender under this Agreement or any other Loan Document or agreements or otherwise in connection with the Obligations shall under no circumstances exceed the maximum amount allowed by such applicable law, any excess shall be canceled automatically and if theretofore paid shall be credited by the Administrative Agent or such Lender on the principal amount of the Obligations (or, to the extent that the principal amount of the Obligations shall have been or would thereby be paid in full, refunded by the Administrative Agent or such Lender, as applicable, to the Borrower); and (ii) in the event that the maturity of the Obligations is accelerated by reason of any Event of Default under this Agreement or otherwise, or in the event of any required or permitted prepayment, then such consideration that constitutes interest under law applicable to the Administrative Agent or any Lender may never include more than the maximum amount allowed by such applicable law, and excess interest, if any, provided for in this Agreement or otherwise shall be canceled automatically by the Administrative Agent or such Lender, as applicable, as of the date of such acceleration or prepayment and, if theretofore paid, shall be credited by the Administrative Agent or such Lender, as applicable, on the principal amount of the Obligations (or, to the extent that the principal amount of the Obligations shall have been or would thereby be paid in full, refunded by the Administrative Agent or such Lender to the Borrower). All sums paid or agreed to be paid to the Administrative Agent or any Lender for the use, forbearance or detention of sums due hereunder shall, to the extent permitted by law applicable to the Administrative Agent or such Lender, be amortized, prorated, allocated and spread throughout the full term of the Loans until payment in full so that the rate or amount of interest on account of any Loans hereunder does not exceed the maximum amount allowed by such applicable law. If at any time and from time to time (x) the amount of interest payable to the Administrative Agent or any Lender on any date shall be computed at the Highest Lawful Rate applicable to the Administrative Agent or such Lender pursuant to this Section and (y) in respect of any subsequent interest computation period the amount of interest otherwise payable to the Administrative Agent or such Lender would be less than the amount of interest payable to the Administrative Agent or such Lender computed at the Highest Lawful Rate applicable to the Administrative Agent or such Lender, then the amount of interest payable to the Administrative Agent or such Lender in respect of such subsequent interest computation period shall continue to be computed at the Highest Lawful Rate applicable to the Administrative Agent or such Lender until the total amount of interest payable to the Administrative Agent or such Lender shall equal the total amount of interest which would have been payable to the Administrative Agent or such Lender if the total amount of interest had been computed without giving effect to this Section.

For purposes of this Section, the term “applicable law” shall mean that law in effect from time to time and applicable to the loan transaction between the Borrower, on the one hand, and the Administrative Agent and the Lenders, on the other, that lawfully permits the charging and collection of the highest permissible, lawful non-usurious rate of interest on such loan transaction and this Agreement, including laws of the State of New York and, to the extent controlling, laws of the United States of America.

The right to accelerate the maturity of the Obligations does not include the right to accelerate any interest that has not accrued as of the date of acceleration.

Section 9.15 No Party Deemed Drafter. The Borrower, the Administrative Agent and the Lenders agree that no party herein shall be deemed to be the drafter of this Agreement.

Section 9.16 Acknowledgments. The Borrower hereby acknowledges that:

(a) it has been advised by counsel in the negotiation, execution and delivery of this Agreement and the other Loan Documents;

(b) neither the Administrative Agent nor any Lender has any fiduciary relationship with the any Loan Party, and the relationship between the Administrative Agent and the Lenders, on the one hand, and the Loan Parties, on the other hand, is solely that of creditor and debtor; and

(c) no joint venture is created hereby or by the other Loan Documents or otherwise exists by virtue of the transactions contemplated hereby among the Lenders or among the Borrower and the Lenders.

Section 9.17 Force Majeure. Except as otherwise provided herein, the Borrower, the Lenders, the Parent and the Administrative Agent will not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the applicable party including, but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war or terrorism, or the unavailability of the Federal Reserve Bank wire or facsimile or other wire or communication facility.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

TEVA PHARMACEUTICALS USA, INC.

By:	/s/ Deborah Griffin
Name: Deborah Griffin Title: Vice President and Chief Financial Officer

By:	/s/ Richard Egosi
Name: Richard Egosi Title: Secretary

BANK HAPOALIM B.M., as a Lender and as Administrative Agent

By:	/s/ Gabi Hamani
Name: Gabi Hamani Title: Executive Vice President

By:	/s/ Maxine Levy
Name: Maxine Levy Title: First Vice President